UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 20, 2009

_____

ILLINOIS TOOL WORKS INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-4797**	**36-1258310**
(State or other jurisdiction of incorporation)	**(Commission File No.)**	**(I.R.S. Employer Identification No.)**

3600 West Lake Avenue, Glenview, IL	**60026-1215**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: 847-724-7500

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[   ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[   ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[   ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On October 20, 2009, Illinois Tool Works Inc. (the "Company") announced its 2009 third quarter results of operations in the press release furnished as Exhibit 99.1. The Company's presentation from the third quarter conference call held on October 20, 2009 is furnished as Exhibit 99.2.

Disclosure regarding why the Company's management believes the presentation of "free operating cash flow" provides useful information to investors is included in the Company's 2008 Annual Report on Form 10-K as updated by our Current Report on Form 8-K filed August 7, 2009. A reconciliation of free operating cash flows to net cash provided by operating activities is included in the press release furnished as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits

  (c) Exhibits

Exhibit Number	Exhibit Description
99.1	Press Release issued by Illinois Tool Works Inc. dated October 20, 2009 (furnished pursuant to Item 2.02).
99.2	Presentation from Illinois Tool Works Inc. third quarter conference call on October 20, 2009 (furnished pursuant to Item 2.02).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILLINOIS TOOL WORKS INC.

Dated: <u>October 20, 2009</u> By: <u>/s/ Ronald D. Kropp</u>
Ronald D. Kropp
Senior Vice President & Chief Financial Officer

Exhibit 99.1

ITW NEWS RELEASE

**ITW Reports Diluted Income Per Share from Continuing Operations of $0.60 in the 2009 Third Quarter;
Operating Margins of 13.5 Percent Improve 360 Basis Points Versus the 2009 Second Quarter;
Company's Free Operating Cash Flow Totals $516 Million in the Quarter**

GLENVIEW, ILLINOIS—October 20, 2009—Illinois Tool Works Inc. (NYSE: ITW) today reported diluted income per share from continuing operations of $0.60 in the 2009 third quarter as ongoing restructuring activities and modest revenue improvement in discrete end markets helped drive income and operating margins to significantly higher levels compared to the 2009 second quarter. In the 2009 third quarter, operating income of $483.6 million equated to operating margins of 13.5 percent versus operating margins of 9.9 percent in the 2009 second quarter.

Third quarter 2009 operating revenues of $3.580 billion were 19.8 percent lower than the year ago period but better than the 2009 second quarter as worldwide end markets continued to stabilize, or in some cases, modestly improved. The Company's base revenues declined 17.9 percent in the 2009 third quarter versus a year ago, with North American base revenues decreasing 21.6 percent and international base revenues declining 13.8 percent. Acquisitions added 3.6 percent to revenues while translation negatively impacted revenues 5.6 percent in the third quarter. By comparison, total company base revenues decreased 22.2 percent in the 2009 second quarter versus the year-ago period. While third quarter operating margins of 13.5 percent were 150 basis points lower than the year-ago quarter, base margins actually improved 20 basis points in the 2009 third quarter. Diluted income per share from continuing operations of $0.60 was 33 percent lower than the year-ago period.

Starting with this quarter, the Company has moved its annual goodwill impairment testing from the first quarter to the third quarter of each year. As part of the third quarter impairment review, the Company recorded $12 million of impairment, or a reduction of 2.5 cents of earnings. This impairment was related to a 2008 acquisition of a truck remanufacturing and parts/service business. In addition, the Company's effective tax rate of 32.5 percent in the third quarter was higher than the previously forecasted third quarter tax rate of 28.0 percent, resulting in 3.5 cents of reduced earnings. The higher tax rate in the third quarter was due to the non-deductibility of the goodwill associated with impairment and several discrete tax adjustments.

The Company's strong third quarter free operating cash flow of $516 million was largely driven by the strong improvement in margins and further reductions in working capital. In the quarter, the free operating cash flow to net income conversion rate was 171 percent. Year-to-date free operating cash flow totaled $1.466 billion, representing a conversion rate of 333 percent.

"We continue to be very pleased with the Company's overall operating performance amid an environment of generally weak end markets," said David B. Speer, ITW's chairman and chief executive officer. "Our strong operating margins of 13.5 percent in the third quarter were largely achieved thanks to the focused response by our operating managers and right-sizing of our decentralized business units around the world. We incurred $31 million of restructuring expense in the quarter, bringing our year-to-date restructuring total to $128 million. Additionally, we expect to incur between $25 million and $40 million of restructuring in the 2009 fourth quarter. The cumulative benefits of these restructuring programs will continue to help us in the 2009 fourth quarter and in 2010."

Segment highlights for the 2009 third quarter include:

*Worldwide revenues for the Power Systems and Electronics segment declined 34.6 percent in the quarter, with base revenues decreasing 34.2 percent. Base revenues performance in the quarter was modestly better than the decrease of 36.5 percent in the 2009 second quarter. Total worldwide welding base revenues declined 36.2 percent as demand for capital equipment and consumables continued to mirror weak capital expenditure spending. In PC board fabrication, base revenues decreased 42.3 percent in the third quarter versus a base revenue decline of 59.2 percent in the second quarter. Even with the weak top line, operating margins of 17.2 percent in the quarter were 190 basis points higher than the 2009 second quarter.

*Worldwide revenues for the Transportation segment declined 7.0 percent in the quarter. Base revenues decreased 7.9 percent compared to a base revenue decline of 23.7 percent in the 2009 second quarter. The sequential improvement in base revenues was largely attributable to increased auto builds in North America. Thanks in large part to incentive programs, North American auto builds of 2.4 million in the third quarter were 600,000 units higher than the second quarter. Automotive aftermarket base revenues declined 4.5 percent in the quarter versus a decrease of 12.7 percent in the second quarter. Notably, third quarter operating margins of 10.5 percent were 570 basis points higher than the 2009 second quarter.

*Worldwide revenues for the Food Equipment segment declined 10.2 percent in the quarter, with base revenues decreasing 6.3 percent. North American food equipment base revenues decreased 8.0 percent while international food equipment base revenues fell 4.9 percent. All revenue metrics in the quarter represented improvement versus the 2009 second quarter. Operating margins of 17.2 percent in the quarter were 90 basis points higher than the prior year period and 430 basis points higher than the preceding quarter.

Looking ahead, the Company is forecasting fourth quarter 2009 diluted income per share from continuing operations to be in a range of $0.54 to $0.66. The 2009 fourth quarter forecast assumes a total revenue range of -1 percent to +5 percent versus the 2009 third quarter.

This Earnings Release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding operating performance, revenue growth, diluted income per share from continuing operations, restructuring expenses and related benefits and the Company's related forecast. These statements are subject to certain risks, uncertainties and other factors which could cause actual results to differ materially from those anticipated. Important factors that could cause actual results to differ materially from the Company's expectations are contained in ITW's Form 10-K for 2009, as updated by our current report on Form 8-K filed in August 2009.

With $17.1 billion in 2008 revenues, ITW is a multinational manufacturer of a diversified range of value-adding and short lead-time industrial products and equipment. The Company consists of 895 business units in 54 countries and employs some 59,000 people.

Contact: John Brooklier, 847-657-4104 or jbrooklier@itw.com

ILLINOIS TOOL WORKS INC.
(In thousands except per share data)

Statement of Income		Three Months Ended September 30,			Nine Months Ended September 30,	
		2009	**2008**		**2009**	**2008**
Operating Revenues	$	3,580,354	$ 4,464,621	$	10,119,639	$ 13,146,312
Cost of revenues		2,315,175	2,936,599		6,716,255	8,570,541
Selling, administrative, and R&D expenses		720,042	806,533		2,239,604	2,394,612
Amortization of intangible assets		49,542	50,491		152,059	132,933
Impairment of goodwill & other intangible assets		12,000	—		101,997	1,438
Operating Income		483,595	670,998		909,724	2,046,788
Interest expense		(45,670)	(38,240)		(120,992)	(112,295)
Other income/(expense)		11,139	16,763		(13,041)	19,924
Income from Continuing Operations Before Taxes		449,064	649,521		775,691	1,954,417
Income taxes		146,100	184,935		301,800	565,789
Income from Continuing Operations	$	302,964	$ 464,586	$	473,891	$ 1,388,628
Loss from Discontinued Operations		(546)	(11,068)		(34,282)	(103,399)
Net Income	$	302,418	$ 453,518	$	439,609	$ 1,285,229
Income Per Share from Continuing Operations:						
Basic		$0.61	$0.90		$0.95	$2.66
Diluted		$0.60	$0.89		$0.95	$2.64
Loss Per Share from Discontinued Operations:						
Basic		$(0.00)	$(0.02)		$(0.07)	$(0.20)
Diluted		$(0.00)	$(0.02)		$(0.07)	$(0.20)
Net Income Per Share:						
Basic		$0.60	$0.88		$0.88	$2.46
Diluted		$0.60	$0.87		$0.88	$2.45
Shares outstanding during the period:						
Average		500,313	517,914		499,635	521,886
Average assuming dilution		502,187	521,086		501,184	525,326

Estimated Free Operating Cash Flow		Three Months Ended September 30,			Nine Months Ended September 30,	
		2009	**2008**		**2009**	**2008**
Net cash provided by operating activities	$	569,196	$ 688,759	$	1,640,279	$ 1,632,787
Less: Additions to PP&E		(53,015)	(89,308)		(174,353)	(274,295)
Free operating cash flow	$	$516,181	$ 599,451	$	1,465,926	$ 1,358,492

ILLINOIS TOOL WORKS INC.
(In thousands)

Statement of Financial Position		Sept 30, 2009		June 30, 2009		Dec 31, 2008
Assets						
Cash & equivalents	$	942,856	$	616,403	$	742,950
Trade receivables		2,410,667		2,393,176		2,571,987
Inventories		1,361,201		1,438,637		1,774,697
Deferred income taxes		243,284		218,125		206,496
Prepaids and other current assets		327,083		453,424		375,778
Assets held for sale		—		12,229		82,071
Total current assets		5,285,091		5,131,994		5,753,979
Net plant & equipment		2,107,103		2,137,982		2,109,432
Investments		456,450		450,889		465,894
Goodwill		4,721,777		4,677,193		4,517,550
Intangible assets		1,652,292		1,696,585		1,779,669
Deferred income taxes		81,870		82,448		75,999
Other assets		579,633		564,584		501,028
	$	14,884,216	$	14,741,675	$	15,203,551
Liabilities & Stockholders' Equity						
Short-term debt	$	67,460	$	180,511	$	2,433,973
Accounts payable		626,314		575,001		683,991
Accrued expenses		1,391,824		1,326,115		1,315,106
Cash dividends payable		155,282		154,892		154,726
Income taxes payable		225,751		206,219		216,751
Liabilities held for sale		—		5,454		20,546
Total current liabilities		2,466,631		2,448,192		4,825,093
Long-term debt		2,869,377		2,855,812		1,247,883
Deferred income taxes		71,468		139,167		125,089
Other liabilities		1,234,447		1,372,380		1,330,395
Total noncurrent liabilities		4,175,292		4,367,359		2,703,367
Common stock		5,336		5,323		5,318
Additional paid-in capital		199,259		146,116		105,497
Income reinvested in the business		9,170,064		9,022,927		9,196,465
Common stock held in treasury		(1,390,594)		(1,390,594)		(1,390,594)
Accumulated other comprehensive income		249,471		130,361		(253,211)
Noncontrolling interest		8,757		11,991		11,616
Total stockholders' equity		8,242,293		7,926,124		7,675,091
	$	14,884,216	$	14,741,675	$	15,203,551

Exhibit 99.2



ITW Conference Call

Third Quarter

2009

ITW
Agenda

1. Introduction………………..…….. John Brooklier/David Speer

2. Financial Overview…………..….. Ron Kropp

3. Reporting Segments………....…… John Brooklier

4. 2009 Fourth Quarter Forecast…… Ron Kropp

5. Q & A………………....……..…….. John Brooklier/Ron Kropp/David Speer

ITW
Forward - Looking Statements

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding operating performance, revenue growth, diluted income per share from continuing operations, restructuring expenses and related benefits, tax rates, end market conditions, and the Company's related forecasts. These statements are subject to certain risks, uncertainties, and other factors which could cause actual results to differ materially from those anticipated. Important risks that could cause actual results to differ materially from the Company's expectations are detailed in ITW's Form 10-K, as updated by our Current Report on Form 8-K filed August 7, 2009, for 2008.

Conference Call Playback

Replay number: 203-369-1074

No pass code necessary

Telephone replay available through midnight of
November 3, 2009

Webcast / PowerPoint replay available at
itw.com website

ITW
Quarterly Highlights

	2008	2009	F(U) Last Year	
	Q3	**Q3**	**Amount**	**%**
Operating Revenues	4,464.6	3,580.4	(884.2)	-19.8%
Operating Income	671.0	483.6	(187.4)	-27.9%
% of Revenues	15.0%	13.5%	-1.5%	
Income from Continuing Operations				
Income Amount	464.6	303.0	(161.6)	-34.8%
Income Per Share-Diluted	0.89	0.60	(0.29)	-32.6%
Net Income				
Income Amount	453.5	302.4	(151.1)	-33.3%
Income Per Share-Diluted	0.87	0.60	(0.27)	-31.0%
Free Operating Cash Flow	599.5	516.2	(83.3)	-13.9%

5

ITW
Quarterly Operating Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Manufacturing Business			
Operating Leverage	-17.9%	-48.4%	-5.6%
Changes in VM & OH costs	-	31.7%	5.8%
Total	-17.9%	-16.7%	0.2%
Acquisitions/Divestitures	3.6%	1.4%	-0.4%
Translation	-5.6%	-6.9%	-0.3%
Impairment	-	-1.7%	-0.3%
Restructuring	-	-4.0%	-0.7%
Other	0.1%	-	-
Total	-19.8%	-27.9%	-1.5%

ITW
Non Operating & Taxes

	2008 Q3	2009 Q3	F(U) Last Year Amount	%
Operating Income	671.0	483.6	(187.4)	-27.9%
Interest Expense	(38.3)	(45.6)	(7.3)	
Other Income	16.8	11.1	(5.7)	
Income from Continuing Operations-Pretax	649.5	449.1	(200.4)	-30.9%
Income Taxes	184.9	146.1	38.8	
% to Pretax Income	28.5%	32.5%	-4.0%	
Income from Continuing Operations	464.6	303.0	(161.6)	-34.8%
Loss from Discontinued Operations	(11.1)	(0.6)	10.5	
Net Income	453.5	302.4	(151.1)	-33.3%

ITW
Invested Capital

	9/30/08	6/30/09	9/30/09
Trade Receivables	3,157.3	2,393.2	2,410.7
Days Sales Outstanding	63.6	63.5	60.6
Inventories	1,953.3	1,438.6	1,361.2
Months on Hand	2.0	1.9	1.8
Prepaids and Other Current Assets	513.7	453.4	327.1
Accounts Payable & Accrued Expenses	(2,363.3)	(1,901.1)	(2,018.1)
Operating Working Capital	3,261.0	2,384.1	2,080.9
% to Revenue(Prior 4 Qtrs.)	19%	16%	15%
Net Plant & Equipment	2,255.3	2,138.0	2,107.1
Investments	498.3	450.9	456.5
Goodwill and Intangibles	6,492.8	6,373.8	6,374.1
Net Assets Held for Sale	114.6	6.8	-
Other, net	(786.1)	(1,007.6)	(782.3)
Invested Capital	11,835.9	10,346.0	10,236.3
ROIC	16.2%	8.6%	12.7%

ITW
Debt & Equity

	9/30/08	6/30/09	9/30/09
Total Capital			
Short Term Debt	2,197.1	180.5	67.5
Long Term Debt	1,398.2	2,855.8	2,869.4
Total Debt	3,595.3	3,036.3	2,936.9
Stockholders' Equity	9,108.3	7,926.1	8,242.3
Total Capital	12,703.6	10,962.4	11,179.2
Less:			
Cash	(867.6)	(616.4)	(942.9)
Net Debt & Equity	11,836.0	10,346.0	10,236.3
Debt to Total Capital	28%	28%	26%
Shares outstanding at end of period	511.2	499.7	500.9

ITW
Cash Flow

	2008 Q3	2009 Q3
Net Income	453.5	302.4
Adjust for Non-Cash Items	224.5	132.1
Changes in Operating Assets & Liabilities	10.8	134.7
Net Cash From Operating Activities	688.8	569.2
Additions to Plant & Equipment	(89.3)	(53.0)
Free Operating Cash Flow	599.5	516.2
Stock Repurchases	(406.0)	-
Acquisitions	(646.0)	(4.7)
Proceeds from Divestitures	105.4	0.6
Dividends	(145.4)	(154.9)
Proceeds (Repayments) from Debt	737.0	(104.8)
Proceeds from Investments	7.1	6.5
Other	(24.2)	67.6
Net Cash Increase	227.4	326.5

ITW
Acquisitions

	2008				2009		
	Q1	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**
Annual Revenues Acquired	230	308	847	154	75	54	6
Purchase Price							
Cash Paid	223	439	745	190	65	35	3
Number of Acquisitions	16	10	14	10	6	5	2

Industrial Packaging
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2008 Q3	694.3	77.4	11.2%
2009 Q3	489.5	37.2	7.6%
$ F(U)	(204.8)	(40.2)	-3.6%
% F(U)	-29.5%	-52.0%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-23.3%	-83.6%	-8.8%
Changes in VM & OH costs	-	45.9%	6.7%
Total	-23.3%	-37.7%	-2.1%
Acquisitions	0.9%	0.8%	-
Translation	-7.1%	-9.8%	-0.7%
Impairment	-	-	-
Restructuring	-	-5.2%	-0.8%
Other	-	-0.1%	-
Total	-29.5%	-52.0%	-3.6%

12

Industrial Packaging
Key Points

- **Total segment base revenues show modest signs of improvement: -23.3% for Q3 '09 vs. -26.1% for Q2 '09 as industrial production metrics became less negative**

- **Total North American industrial packaging business: -27.0% in Q3 '09 vs. -31.9% in Q2 '09**
  - **End markets associated with residential construction (lumber) and primary metals show modest improvement as year progresses**

- **Total international industrial packaging business: -25.0% in Q3 '09 vs. -27.3% in Q2 '09**

Power Systems and Electronics Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2008 Q3	620.7	118.9	19.2%
2009 Q3	405.8	70.0	17.2%
$ F(U)	(214.9)	(48.9)	-2.0%
% F(U)	-34.6%	-41.2%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-34.2%	-64.8%	-8.9%
Changes in VM & OH costs	-	25.8%	7.5%
Total	-34.2%	-39.0%	-1.4%
Acquisitions	2.4%	1.2%	-0.3%
Translation	-2.8%	-2.8%	-0.1%
Impairment	-	-	-
Restructuring	-	-0.6%	-0.2%
Other	-	-	-
Total	-34.6%	-41.2%	-2.0%

14

Power Systems and Electronics
Key Points

- **Total segment base revenues appear to have bottomed: -34.2% in Q3 '09 vs. -36.5% in Q2 '09**

- **In Q3, Welding's worldwide base revenues: -36.2%**
  - **Q3 North America base revenues:-40.0%**
  - **Q3 International base revenues:-26.7%**

- **PC board base revenues improved in the quarter: -42.3% in Q3 '09 vs. -59.2% in Q2 '09**

Transportation
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2008 Q3	581.9	68.8	11.8%
2009 Q3	540.9	57.0	10.5%
$ F(U)	(41.0)	(11.8)	-1.3%
% F(U)	-7.0%	-17.0%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-7.9%	-24.2%	-2.1%
Changes in VM & OH costs	-	42.4%	5.4%
Total	-7.9%	18.2%	3.3%
Acquisitions/Divestitures	7.5%	-3.2%	-1.3%
Translation	-6.6%	-12.3%	-0.8%
Impairment	-	-17.5%	-2.2%
Restructuring	-	-2.3%	-0.3%
Other	-	0.1%	-
Total	-7.0%	-17.0%	-1.3%

16

Transportation
Key Points

- **Total segment base revenues (-7.9% in Q3 '09 vs. -23.7% in Q2 '09) improved quarter to quarter as auto builds ramped up**
- **Auto OEM/Tiers:**
  - **North American Auto Q3 base revenues: -14.3% vs. -39.5% in Q2 '09**
    - **North American auto builds increase to 2.4 million units in Q3 '09 vs. 1.8 million units in Q2 '09 due to "cash for clunkers"**
  - **International Auto Q3 base revenues: -4.7% in Q3 '09 vs. -22.5% in Q2 '09**
    - **European Q3 builds: at 3.9 million units in Q3 '09 vs. 4.0 million units in Q2 '09**
- **Auto aftermarket Q3 worldwide base revenues: -4.5% vs. -12.7% in Q2 '09**

Food Equipment
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2008 Q3	542.7	88.2	16.3%
2009 Q3	487.3	83.7	17.2%
$ F(U)	(55.4)	(4.5)	0.9%
% F(U)	-10.2%	-5.1%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-6.3%	-16.0%	-1.7%
Changes in VM & OH costs	-	19.5%	3.4%
Total	-6.3%	3.5%	1.7%
Acquisitions	1.6%	1.0%	-0.1%
Translation	-5.5%	-6.0%	-0.1%
Impairment	-	-	-
Restructuring	-	-3.6%	-0.6%
Other	-	-	-
Total	-10.2%	-5.1%	0.9%

18

Food Equipment
Key Points

- **Total segment base revenues: -6.3% in Q3 '09 vs. -8.5% in Q2 '09; best performing segment throughout 2009**

- **Service revenues: flat in Q3 '09 vs. -1.1% in Q2 '09**

- **International Q3 base revenues: -4.9% in Q3 '09 vs. -10.2% in Q2 '09**

- **North America Q3 base revenues: -8.0% vs. -8.4% in Q2 '09 as customers continue to delay equipment purchases**

Construction Products
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2008 Q3	525.0	75.0	14.3%
2009 Q3	402.5	43.7	10.9%
$ F(U)	(122.5)	(31.3)	-3.4%
% F(U)	-23.3%	-41.7%	

% F(U) Prior Year			
Base Business			
Operating Leverage	-16.5%	-50.7%	-5.9%
Changes in VM & OH costs	-	22.6%	3.9%
Total	-16.5%	-28.1%	-2.0%
Acquisitions	0.9%	-0.4%	-0.2%
Translation	-7.8%	-10.4%	-0.8%
Impairment	-	-	-
Restructuring	-	-2.9%	-0.5%
Other	0.1%	0.1%	0.1%
Total	-23.3%	-41.7%	-3.4%

20

Construction Products
Key Points

- **Total segment base revenues: -16.5% in Q3 '09 vs. -22.1% in Q2 '09**

- **North America Q3 base revenues: -27.3% vs. -34.0% in Q2 '09**
  - **Q3 Residential: -30.4% base revenues vs. -43.2% in Q2 '09; new housing starts continue to improve to near 600,000 units**
  - **Q3 Commercial Construction base revenues: -27.0% vs. -32.7% in Q2 '09**
  - **Q3 Renovation: -20.5% vs. -19.6% in Q2 '09**

- **International Q3 base revenues: -13.2% vs. -20.2% in Q2 '09**
  - **Q3 Europe: base revenues -22.0% vs. -30.2% in Q2 '09**
  - **Q3 Asia-Pacific: base revenues flat vs. -2.5% in Q2 '09**

Polymers and Fluids
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2008 Q3	369.4	53.6	14.5%
2009 Q3	307.3	48.4	15.8%
$ F(U)	(62.1)	(5.2)	1.3%
% F(U)	-16.8%	-9.7%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-13.9%	-39.1%	-4.2%
Changes in VM & OH costs	-	35.8%	6.0%
Total	-13.9%	-3.3%	1.8%
Acquisitions	4.4%	4.8%	-
Translation	-7.2%	-9.0%	-0.2%
Impairment	-	-	-
Restructuring	-	-2.3%	-0.4%
Other	-0.1%	0.1%	0.1%
Total	-16.8%	-9.7%	1.3%

22

Polymers and Fluids
Key Points

- **Total segment base revenues: -13.9% in Q3 '09 vs. -15.1% in Q2 '09 as industrial production /MRO demand modestly improves**

- **Worldwide Fluids: -11.9% in Q3 '09 vs. -15.9% in Q2 '09**
  - **Both North America and International show improvement vs. Q2 '09**

- **Worldwide Polymers: -16.8% in Q3 '09 vs. -17.4% in Q2 '09**
  - **Both North American and International polymers business facing weak end market demand**

Decorative Surfaces
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2008 Q3	316.9	27.1	8.6%
2009 Q3	252.9	27.7	10.9%
$ F(U)	(64.0)	0.6	2.3%
% F(U)	-20.2%	1.9%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-15.6%	-73.1%	-5.8%
Changes in VM & OH costs	-	78.3%	8.0%
Total	-15.6%	5.2%	2.2%
Acquisitions	-	-	-
Translation	-4.5%	-3.6%	0.2%
Impairment	-	-	-
Restructuring	-	0.3%	-
Other	-0.1%	-	-0.1%
Total	-20.2%	1.9%	2.3%

24

Decorative Surfaces
Key Points

- **Total segment base revenues: -15.6% in Q3 '09 vs. -16.0% in Q2 '09**

- **North America laminate Q3 base revenues: -20.6% in Q3 '09 vs. -20.0% in Q2 '09**
  - **Weak commercial construction environment puts pressure on demand for high pressure laminate**

- **International Q3 base revenues: -10.7% vs. -11.6% in Q2 '09**

All Other
Quarterly Analysis

	Operating Revenues	Operating Income	Operating Margins
2008 Q3	828.0	161.9	19.6%
2009 Q3	702.7	116.0	16.5%
$ F(U)	(125.3)	(45.9)	-3.1%
% F(U)	-15.1%	-28.4%	
% F(U) Prior Year			
Base Business			
Operating Leverage	-18.9%	-43.8%	-6.0%
Changes in VM & OH costs	-	25.1%	6.1%
Total	-18.9%	-18.7%	0.1%
Acquisitions	7.9%	4.1%	-0.7%
Translation	-4.1%	-4.9%	-0.3%
Impairment	-	-	-
Restructuring	-	-8.8%	-2.1%
Other	-	-0.1%	-0.1%
Total	-15.1%	-28.4%	-3.1%

All Other
Key Points

- **Total segment base revenues: -18.9% in Q3 '09 vs. -20.0% in Q2 '09**
  - **Q3 worldwide consumer packaging base revenues: -11.7% in Q3 vs. -12.9% in Q2 '09; Hi-Cone and Zip-Pak units had strong revenue performance in the quarter**
  - **Q3 industrial/appliance base revenues: -21.8% Q3 '09 vs. -26.9% in Q2; modest housing rebound provides some relief**
  - **Q3 worldwide test and measurement base revenues: -21.8% vs. -15.3% in Q2 '09; weak "cap ex" spending in North America, Europe and Asia slowing sales**

ITW
4th Quarter 2009 Forecast

	Low	High	Mid Point
4th Quarter 2009 (versus 4th Quarter 2008)			
Total Revenues	-11%	-5%	-8%
Diluted Income per Share - Continuing	$0.54	$0.66	$0.60
% F(U) 4th Quarter 2008	-8%	12%	2%
4th Quarter 2009 (versus 3rd Quarter 2009)			
Total Revenues	-1%	5%	2%
Diluted Income per Share - Continuing	$0.54	$0.66	$0.60
% F(U) 3rd Quarter 2009	-10%	10%	0%

ITW 4th Quarter 2009 Forecast
Key Assumptions

- **Exchange rates hold at current levels**
- **Restructuring costs of $25 to $40 million (versus $31 million in 3rd quarter 2009)**
- **Net nonoperating expense, including interest expense and other nonoperating income, of $35 to $45 million (versus $35 million in 3rd quarter 2009)**
- **Tax rate range of 29.25% to 29.75% for the 4th quarter (versus effective tax rate of 32.5% in 3rd quarter 2009)**



ITW Conference Call

Q & A

Third Quarter

2009